FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2005
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Copy of the letter to sent to The Stock Exchange, Mumbai dated January 28, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: January 28, 2005	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

January 28, 2005

Mr. Sanjay Golecha
General Manager
Department of Corporate Services
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers, 1st Floor
Dalal Street
Mumbai 400 001

Dear Sir,

Result of Postal Ballot

We refer to our letter dated December 22, 2004 and have to inform you that the Special Resolution seeking approval of the Members for sponsoring of American Depository Shares by means of postal ballot voting process, which was circulated vide Notice dated December 13, 2004 has been passed with an overwhelming majority of 99.96% as per the Report submitted by Mr.R. Hariharan, being the Scrutinizer appointed for the purpose.

The result of the postal ballot was declared today and the same is displayed at the Registered/Corporate Office of the Bank.

Yours faithfully,

Nilesh Trivedi